FINAL TRANSCRIPT

Conference Call Transcript MT - Q4 2005 Mittal Steel Company Earnings Conference Call Event Date/Time: Feb. 15. 2006 / 3:30PM CET

FINAL TRANSCRIPT

Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

CORPORATE PARTICIPANTS

Julien Onillon

Mittal Steel - Director IR

Lakshmi Mittal

Mittal Steel - Chairman, CEO

Aditya Mittal

Mittal Steel - President, CFO

Malay Mukherjee

Mittal Steel - COO

CONFERENCE CALL PARTICIPANTS

Johan Rhode

Deutsche Bank - Analyst

Michelle Applebaum

Michelle Applebaum Research - Analyst

Michael Shillaker

Credit Suisse First Boston - Analyst

Michael Gambardella

JP Morgan - Analyst

Aldo Mazzaferro

Goldman Sachs - Analyst

Charles Bradford

Bradford Research - Analyst

Daniel Altman

Bear Stearns - Analyst

Vincent Lepine

Exane BNP Paribas - Analyst

Michael Sones

ABN-AMRO - Analyst

Luc Pez

Societe Generale - Analyst

Douglas Kribbel

JP Morgan - Analyst

Charles Spencer

Morgan Stanley - Analyst

David Martin

Deutsche Bank - Analyst

PRESENTATION

No Offer

No offer to exchange or purchase any Arcelor shares will be made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Operator

Good day, ladies and gentlemen, and welcome to the fourth quarter 2005 Mittal Steel Company earnings conference call. My name is Nika, and I will be your coordinator for today. [OPERATOR INSTRUCTIONS]. As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s conference, Mr. Julien Onillon, Director of Investor Relations. Please proceed.

Julien Onillon - Mittal Steel - Director IR

Good afternoon, and welcome to Mittal Steel fourth quarter reports results presentation. We have a little problem with the webcast presentation, but you will have access to our presentation on the website. [As said, also, many investor attend our presentation.]

Before to start the conference call, I would like to read out a short disclaimer regarding forward-looking statements. This conference call contains certain forward-looking statements. Forward-looking statements include, for example, statements about our plans or expectation and whether we anticipate or believe and management’s plan and [inaudible] future operation. Although we believe that those expectations reflect in such forward-looking statements are reasonable, there can be no assurance that those expectation will prove to have been correct. Actual results may differ materially from those implied by such forward-looking statements [inaudible] known and unknown risks and uncertainty. Additional information concerning factors that could cause actual results to materially differ from those in the [inaudible] forward statement is contained in Mittal Steel’s filings with the Securities and Exchange Commission. Thank you.

Now I will turn to Mr. Mittal, our Chairman and CEO.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Good afternoon, and good morning, everyone on the call. Thank you for joining today’s Mittal Steel’s Q4 and full year earnings call. With me today I have Aditya Mittal, President and Group CFO; Malay Mukherjee, Chief Operating Officer; and I have B.C. Agarwal, Managing Director, Controller Finance. I have Julien Onillon, Head of our Investor Relation, and Tom [McCue], Head of our Investor Relation in North America.

As today’s results demonstrate, Mittal Steel is a company with a very solid financial profile, strong cash flow and profitability. We have delivered a strong set of numbers which underpin our strong financial position. Our margin and ROIC remain amongst the highest in the industry.

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Before we turn our attention to the results in more detail, however, I would like to talk to you briefly about our offer for Arcelor. As you all know, approximately three weeks ago, we made an offer to Arcelor shareholders to join forces with us to create the world’s leading steel company. Today, we are here to talk about Mittal Steel’s results for the fourth quarter and the full year. However, it is clear that the combination with Arcelor is the most important point on our agenda. Therefore, I thought before taking you to Mittal Steel’s results I wanted to spend a few moments to retrace our strong conviction of investor logic of this deal. I will then provide you with an overview of Mittal Steel’s business model before turning over to Aditya, who will present our results and guidance. We remain convinced that it’s the right transaction for our respective shareholders, and it is a [step] change for the steel industry as a whole. Consolidation is creating in the steel industry. From a [inaudible] cost perspective, both companies are highly complementary. This transaction creates first truly global steel company with number-one position in Ural, Europe, Latin America, and Africa and a strong position in Asia with our joint ventures in China. Mittal Steel contributes strong vertical integration and exposure to growth market, while Arcelor has a strong dominating position. As we have communicated before, the combination of the two companies will potential [inaudible] marketing, trading and [inaudible] process optimization which we have integrated of about $1 billion. A combined group will have leadership in R&D and product development. We are encouraged by the initial positive reaction to our proposal. As you know, we have been speaking to many investors and shareholders. The investor reaction has been overwhelmingly positive, and the strategic implication of this transaction for the industry has been [inaudible]. As we continue to expand our vision for the combined group and the industry, we remain confident that we will be able to convince all stakeholders that this transaction represents a financial opportunity.

Now I move on to our results presentation, though it is not working for the webcast. You can see-- If you go to Mittal Steel’s site, you will see a copy of this presentation uploaded. So, for those who are going through our website, I’m on page 5. At this state, I would like to begin with the presentation with a brief overview of Mittal Steel and our operating model and strategy and why we have become the most successful steel company in the industry. Mittal Steel is number one high quality steel producer with a crude steel capacity of more than 70 million tons. It’s really a global steel company with leading positions in four continents, the strong vertical integration, the world’s fifth largest iron ore producer. Clearly, we have strong growth characteristics. We provide high returns, and we have significant earnings diversification. Based on 2005, we have annual revenues of $28.1 billion and net income of $3.4 billion. Based on February 13 market closing price, our capitalization is about $24 billion with listings in New York and Amsterdam.

Just to remind some of the shareholders, the foundation of Mittal Steel is built upon a portfolio of high quality assets across the world. We really think our assets are operating in two major markets - the developed markets such as western Europe and North America and developing markets such as eastern Europe, South Africa and Kazakhstan. Both these markets have approximately half and half shipments. The key factors in these two markets-- The key success factors and the strategies in these two markets are different. In developed markets, the cost of producing steel is higher; therefore it is important to have the ability to provide higher value-added products and be at the forefront of R&D. Customers in these regions demand specialized steel products and solutions in their manufacturing. At Mittal USA, 75% of our products are value-added, and we have approximately 50% of our sales under contract. We are number one supplier to the automotive and appliance industry, and we have best in class automotive [inaudible] in North America through our iron [inaudible] and iron ore operations [inaudible]. Emerging markets are characterized by dynamic economic growth and very low operating costs. However, the product sophistication is still behind the developed world. We expect that as the emerging base of these countries become more advanced, we will have the ability to transfer technology from our other operations to serve these markets as they grow.

We have been recognized in the industry as a leader in process and product technology. Mittal Steel is a technical leader, and its profile is very similar to Arcelor’s position in western Europe. Mittal Steel USA was ranked number one on technology by both Ford and GM in 2004 and 2005. We have 50% of our business as contract, and these are production of high quality steel for some of the most demanding applications for supply to the automotive industry and strong customer relations within the automotive, appliance and packaging industry. Mittal Steel has operations in a number of developing economies. In addition to our current operations in developing countries, we have investments in China and also have [inaudible] for the development of the new [green field] project [in India]. In Q4, as I said, over half of our shipments from our developing markets and these markets are expected to exhibit strong economic growth, and they enjoy very low operating costs. We have significant diversification by both product and geography. In 2005, approximately 70% of our shipments were flat products and 30% long. We have a strong international presence. We have operating plants in 16 countries spread over 4 continents. This is unmatched in the steel industry.

We have a unique position among steel producers with respect to our level of integration with raw materials. Our high level of integration to mining allows us to maintain low operating costs while providing a strong foundation to support future expansion of our steel operations. Our mines our located in close proximity to our steel operations, thus reducing the delivered cost of our iron ore. In our coal, our level of integration is 45%. In coke, we are 80% self sufficient. In iron ore, our level of integration is 50% today but growing to nearly 80% by 2010.

We have completed a series of acquisitions over the [inaudible], and we believe that we have [inaudible] a unique model for successful acquisition. For each acquisition, we have been able to realize the full potential from the asset base. The successful integration of the steel plants around the world has enabled us to create in [inaudible] a variety of [inaudible] to transfer investment of knowledge and production and

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

marketing systems to our industry organized Knowledge Management Program. We have been and continue to build on a strong culture of continuous improvement and entrepreneurial coordination. For example, I give you an example that our lost time injury rate in 2004 was 1.03, and we have reduced to 0.79 in Mittal Steel Europe. Similarly, in Gandrange in France, we have been able to reduce our lost time injury rate by more than 50%. These are authorizing our continuous improvement program relative to safety, productivity, [inaudible] or product.

We have a solid financial profile with a strong balance sheet and cash flow position. Our strong balance sheet is supported by our investment grade rating. In 2005, we had free cash flow of over $4 billion, despite weaker steel price in the second half of the year. We are focused on ROIC, and in 2005, we generated ROIC of approximately 24%. We enjoy one of the highest retail margins among major steel producers.

With this, I hand it over to Aditya to take you through our figures and guidance.

Aditya Mittal - Mittal Steel - President, CFO

Thank you very much. I’m on page 16 of the presentation. For those who on the web, again, we apologize that the webcast is not working. We’re having a problem with the broadcast booth actually.

In terms of the fourth quarter overview, the profit increase is in line with guidance. Our net income has increased by 36% from the fourth quarter. Operating income, actually, is better than what we have reported, and I’ll talk about the accounting impact that we had in the U.S. We have successfully integrated Kryvorizhstal. We are pleasantly surprised by how quickly we have achieved the synergies that we talked about earlier. The cash flow from operations in the fourth quarter was over $1 billion, and it’s about $4 billion for 2005. We reduced net debt by about $0.5 billion in the fourth quarter before acquisitions. And, due to underlying growth and cash flow prospects, we’ve increased our quarterly dividend by 25% to about $0.125 per share per quarter.

Let me walk you through the results. I’m on page 17. Here, we are-- I’m going to talk primarily about the comparison between our fourth quarter 2005 and third quarter 2005 performance. If you look at our cost of goods sold performance, it has improved. A lot of this has to do with improvements we saw in our European business, as well as other cost reduction measures across the Group. In terms of SG&A, we had an increase of approximately $30 million. These are acquisition-related expenditures and should not be recurring in the first quarter 2006. Our operating income is $871 million versus $765. We had $52 million one-time accounting impact in Mittal Steel USA. If you would add that back, our operating income is $923 versus $765 in the third quarter. That would mean an operating margin of about 13%. In our operating income, we did include Kryvorizhstal for about 35 days, but the results were negligible. They were about $2 million in terms of EBIT, and I’ll talk about that later as well. Our net income increased quite considerably from the third quarter by almost 36%. That’s primarily due to the lower tax rate as well as improved earnings. Our EPS for the quarter is $0.92 per share compared to $0.68 in the third quarter, with a shipment increase of about 5% to 13.6 million tons. Operating profit per short ton was about $64.

I’m now going to walk you through what’s going on in terms of volume costs and operating margin changes per region. Generally, in Americas, the shipments increased by about 6.4%. For those of you who are on the webcast, the webcast is not working. I’m on page 18. Volume increased in America by 6.4%. We had lower volumes in Mexico due to the slab market environment. In Europe, there was a gradual increase, primarily due to seasonal volume recovery. In Asia/Africa, we saw a volume drop of about 11%, primarily driven due to the weak pricing environment in China. The total volumes for the Group increased by about 1.3%, excluding Kryvorizhstal for the quarter.

If you look at our overall cost reduction initiatives, we had a price improvement as well as cost deterioration in the U.S. But, we were able to reduce the cost increase due to ISG synergies. The cost increase was primarily due to the natural gas. In Europe our cost reduction measures worked pretty well, and we were able to reduce our costs base by about 10%. This is also because of lower input prices in terms of oil, coal and other contracts. Not all of it is cost reduction. In terms of Asia/Africa, the cost base went up, primarily due to the reduction in shipments. And, we saw some price improvement, but that’s primarily because of product mix changes with the underlying price scenario. The average price in cost per ton for the Group was flat compared to the third quarter.

In terms of margin improvement, margins marginally improved. In Americas, the total operating profit for the fourth quarter was 225. If we add back the accounting charge, it was about 277. We saw profit improvement in Mittal Steel USA. Mexico was impacted by low volume and high gas prices. In terms of Europe, the overall operating income was 173, significant recovery due to volume increase and cost decline. In terms of Asia/Africa, the overall volume was largely the same. Operating income was 479 versus 477, so largely the same. Margins declined from 28.1% to 26%. These results were primarily impacted by the weaker Chinese margin. Overall, the Group margin is up from 10.9% to 12.3%.

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

In terms of our net income, we recorded a net interest charge for the quarter of $91 million. This includes $11 million of exceptional costs for early retirement of certain debts as well as the base rate changes in the interest rate environment and the additional liabilities associated with Kryvorizhstal. We had a lower tax rate, and the minority interest increased in South Africa earnings, leading us to the net profit of $650 million for the quarter and an EPS of $0.92.

In terms of our cash flow generation, we generated over $1 billion in cash flow in the fourth quarter. We had $430 million in CapEx. In terms of acquisitions, our cost of Kryvorizhstal net of cash acquired is $4.61 billion. We also spent another $80 million buying 2% of Iscor. We spent $34 million purchasing coke operations in Romania [inaudible]. We spent another $98 million buying out the remaining stake in Zenica from the Kuwaiti government. This, along with the dividend payout of $143 million, led to a net debt position at the end of the quarter of $6.2 billion.

In terms of our balance sheet, the balance sheet ratios in working capital levels remain very healthy. As you know, our ratings remain investment grade. They’ve increased the quarterly dividend by 25%. The first dividend payment on the calendar would be March 15.

I’d also like to take this opportunity to announce that we are planning two investor days in March. On the 9th of March, we will plan a day in Rotterdam, where we will focus on the overall Group as well as specifically our European operations. March 14 and 15, in Chicago - again, specific focus on North America but also talk about the overall Group.

Let me just talk about Kryvorizhstal. December is up for Kryvorizhstal, with $21 million of EBITDA and operating profit of $2 million. Yet, the operating results were negatively impacted by $19 million of purchase accounting costs. If you were to add that, that would be $40 million of EBITDA. There were other accounting differences. From our standpoint, the operational EBITDA for Kryvorizhstal was actually about $52 million for December, which did reflect how quickly we were able to capture the pricing impacts and cost synergies. We achieved more in price than we forecasted, but we expect to-- We expect to have additional price improvement continuing in the first quarter. Clearly, the purchasing synergies and operational efficiency that we spoke about will come through in the second quarter or towards the third quarter of 2006.

Talking about ISG, we’re on track in terms of achieving the $250 million synergy guidance by 2007. We have achieved $120 million of that on annualized basis in the fourth quarter. $100 million from purchasing, approximately 0.75% of the total COGS. We also achieved $20 million in manufacturing synergies, and this was primarily using the best practices in combining the operations at two of our closely located facilities, this being the former [Inland and the former LTV Indiana Harbor works]. We also had one-time cash savings from an inventory reduction in scrap due to better logistical management and forecast at least $100 million of iron ore inventory savings in 2006, again due to better management of the raw material situation.

In terms of CapEx for 2006, this is the actual CapEx that we will be spending in 2006 based on the projects outlined here. This does not mean that there are no other projects within the Group. Clearly, we will be talking about what we intend to do with Ukraine at some time in the future. But, presently, the funds in 2006 will be focused on investments in Poland to respond to the new demand from automotive industry in central Europe. We’re beginning our investments in Liberia and other places in terms of mining. We expect to spend about $200 million in 2006 in terms of our mining growth.

If I just end quickly on providing overall guidance for the first quarter compared to the fourth quarter 2005. In North America, shipments are expected to be up, price is expected to be up, costs slightly up, primarily due to natural gas; and overall operating income should be higher. In terms of Europe, a similar forecast in terms of higher shipments and higher operating income. Asia/Africa will be a more difficult quarter, as shipments are flat and prices will be down. The cost position will be flat as well, resulting in operating income down, primarily due to the China impact. We’ll talk about the China impact later, but we forecast or believe that that is a short term problem, primarily first quarter ’06 and perhaps continuing but not beyond second quarter ’06. Overall, shipments are up 10%-- we expect shipments to be up 10%. Prices flat. Costs marginally higher, primarily due to natural gas hedges running out. But, higher operating income and, as we always forecast, a more normalized tax rate at 25%.

With that, I’ll hand it over to our Chairman to talk about market prospects. Thank you.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Thank you, Aditya. [inaudible] working as you can see on the slide, which is about market prospects. Sure that 2004 was a really exceptional year for the steel industry. When we saw we had a record profit we had a record pro forma net income of $5.3 billion. But, we have still shown a strong results, despite weakening steel prices in 2005. In 2005, we still have retail margin of 20%. In 2005, global market and the China market remains good. There has been excess production in China, and the de-stocking phase began in China. Also, we saw the de-stocking begin in Urals

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

and Europe. Pricing. Spot prices were weaker in 2005. Long term contract prices negotiated higher due to 2004 strong market. In 2006, we expect that prices to stabilize, as Aditya said, in first half and expect strengthening of prices in second half. China’s production is beginning to slow following a strong production increase over the last two years. We are seeing positive signs coming out of China. One which is very important - fixed asset investment remains strong. Production is decreasing, resulting in a decline in inventories. This is a new phenomena which we are seeing that production is decreasing and which leads to decline in inventory levels. Since the Chinese prices have been lower, we are seeing reduced investments in expansion. The Chinese prices have been perhaps lowest in any domestic market in the world. It has really discouraged any undue expansion in China. Chinese [inaudible] policy has been very encouraging. They continue to encourage consolidation in China. They’re still advising that by 2010 we’ll have the top ten companies producing 50% of production, and by 2015, the top ten companies will have 75% of the volume. They have also announced further-- about 100 million ton of capacity to be shut down, arising out of [inaudible], environmental issues and other infrastructure-related issues. So, that is a positive sign as far as China is concerned.

These things have led to stabilize the price. You can see that we saw a softening of the price in second and third quarter of last year and even in fourth quarter. But, beginning this year, we have started strengthening of the price. We know that our investment in China that costs are not low, and most of the steel companies at those prices-- many of them have been losing money. That’s why the production was reduced until prices pick up.

Market conclusion. I’d like to discuss in three regions. Americas - real demand to remain stable. Auto companies will continue to produce between 16.5 to 17 million units. Imports have been moderate. This is good news for the American market. In spite of the big price difference between Chinese price and the America price, we are seeing an increase in imports very moderate. There are a couple of-- Maybe the reason is that most of the steel companies have a higher import duty, ranging from 30% and up on the flat. Only perhaps one or two companies who have exception. They still have import duties around 14% or 15%. So, this has been one of the major factor. At the same time, Chinese companies do not want to continue to lose money. Inventory levels in Americas have been-- remain at low levels, which is arising out of consolidation when the market was softened. The industry [inaudible] to have better discipline, so that we see that inventory levels have come down lower and lower.

Europe - real demand growth to recover progressively. I think enlargement of the Europe because often countries in helping to start the momentum of including the demand. Imports have been also moderate, and inventory levels are at low levels.

Asia and China. Chinese real steel demand continue to grow. Production growth slow down, and Chinese export to remain limited. I think this is overall view of market from our side.

Conclusion. World industrial growth expected to improve progressively in 2006. Also the high oil prices [inaudible - highly accented language] are growing, and they will continue to grow. Asia and central Asia-- Asia and particularly China are also a very good growth rate, so we believe that world industrial growth remain strong or positive. New initiatives and investment to maximize internal growth and return potential. We are continuing to invest in high return projects, which just Aditya explained. All these projects are high return projects, including some of them are in mining. Finally, the offer what we have made to Arcelor shareholders is to create a more sustainable and value creating steel leader.

Thank you very much, and now I open for questions. Thank you.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS]. Your first question comes from the line of John [Rhode] of Deutsche Bank. Please proceed.

Johan Rhode - Deutsche Bank - Analyst

Good afternoon, gentlemen. It’s John Rhode from Deutsche Bank. I just have a question on your iron ore business integration benefits. You saw this morning BHP bulletin publish 53% EBITDA margins for the carbon steel business. Obviously, that’s [inaudible] 30-year highs in prices in export markets. Can you tell us the benefits of the contribution to Group margins that you’re receiving from your iron ore integration at the moment? Given that iron ore prices have moved up by 70% year on year, can you quantify how that has impacted on the steel margins or the relative contribution from the two different businesses over the year?

Aditya Mittal - Mittal Steel - President, CFO

Sure. We don’t break out our iron ore business usually with the steel business, primarily because our iron ore business does not really cater to any third-party market. Most of our iron ore mines are situated in close proximity to our steel companies. Therefore, we get two advantages. One, we get the price advantage of directly imported or third-party ore. Secondly, the logistic savings that the facility-- because its proximity of the facility. In the past, we have suggested that since right now we’re doing about 28 million tons of our own iron ore through contracts, we have savings of between $20 to $35, inclusive of freight, and the different in prices. The freight or logistic cost saving will always be there throughout the cycle. Clearly, these mines, as you can see from the list, are primarily situated in low cost economies. They remain low cost in their productivity and other initiatives. Therefore, the cost base remains competitive globally.

Johan Rhode - Deutsche Bank - Analyst

Thank you.

Operator

[OPERATOR INSTRUCTIONS]. Our next question comes from the line of Michelle Applebaum of Michelle Applebaum Research. Please proceed.

Michelle Applebaum - Michelle Applebaum Research - Analyst

Hi. Congratulations on a great quarter. I’m particularly impressed by the trend in the United States. To have up margins, given your highly contracted mix, sequentially the way you did with the cost pressures is quite impressive. Can you specify what the synergies were domestically during the fourth quarter from ISG? And, then, also, I had another question.

Aditya Mittal - Mittal Steel - President, CFO

Sure. In terms of the synergies, there were two primary synergies, Michelle. And, thank you for the best wishes. The first synergy had to do with purchasing, and it was $100 million. This we achieved primarily by simply applying the best price at various operations. We realized that together with ISG and our global purchasing capabilities, we had some prices which were lower price contracts. We insisted that the best prices applied across all operations in the U.S. We achieved that by leveraging volume. We also brought in some TCO concepts in terms of refractory scrap iron and [raw], which led to an improvement either in price or consumption levels, which led to $100 million of purchasing synergies on an annual basis. So, for the quarter, it was about $25 million. Manufacturing in Chicago-- If you remember, Inland is right next to the old LTV Indiana Harbor facility. We combined the two steel facilities together, and we saw synergies in terms of logistical management and other areas.

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Michelle Applebaum - Michelle Applebaum Research - Analyst

Okay. Great. That’s fabulous. I also had another question regarding the Arcelor offer. I believe you’re on record-- There’s been so much press. Forgive me if I’m wrong about this. I believe you’re on record saying that you will not under any circumstances increase the offer. Is that accurate, and is that still true?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Yes, Michelle; it occurred, and it is true. What we are saying that the offer which we have given consists of 75% stock and 25% cash. The shareholders will continue to have an opportunity to participate in the synergies and growth and the value creation which will arise out of for these two merger. We believe that we have offered a very attractive proposal. It has also been seen by the stock price movement. Today we base the stock price, which we had offered 28.10-- Now, if you look at both companies’ stock price and if you [inaudible], it is more than 30. We’re sure that there’s already a value creation here and is a very attractive proposal, so we don’t need to revise.

Michelle Applebaum - Michelle Applebaum Research - Analyst

Great. Okay. Thank you very much, and best of luck.

Operator

Your next question comes from the line of Michael Shillaker of Credit Suisse.

Michael Shillaker - Credit Suisse First Boston - Analyst

Yes. Hi. I’ve got three questions, if I may. The first question is can you give us some detail on your hedging profile in gas, so we can get a sense of what the underlying spot exposure is going forward? Part B of that question, I guess, is can you also explain to us how interchangeable and how flexible the mini mills you run in terms of interchanging between DRI and scrap? Is that something as the gas price has been high you’ve actually effectively been doing? The second question is more of a housekeeping question. Can you give us a sense of the extent to which you still have tax loss carry forwards which you can use in future periods? I guess the final question on Kryvorizhstal. I guess you’ve been surprised on the upside by what you’ve achieved on pricing synergies. But, one would imagine there’s still a fair way to go in terms of achieving more on pricing synergies. Can you give us a sense of how far you have to go on that, please?

Aditya Mittal - Mittal Steel - President, CFO

Sure. You ask very specific questions, Michael, and I’ll try and answer all of them. I’m sure others will supplement. In terms of the natural gas position on a quarterly basis, we consume about 25 million mmbtu in the U.S. and about 10 in Mexico. That’s a total of 35. Half of that is hedged. We had a higher percentage hedged in the fourth quarter, if you remember. Even though natural gas prices have come down, the impact of that is adverse impact. We’re forecasting for about $70 million in the first quarter.

In terms of the NOLs, we still have about [10] NOLs in the U.S. This primarily has to do with the way we can utilize these NOLs as they’ve been acquired through the acquisition of ISG and even preceding that in terms of Inland. I do not have a specific number. This is something that we will try and get back to you about.

In terms of Ukraine, we feel we have captured quite a lot of the pricing synergies, much more than we anticipated. There is a small room more to grow as we further augment our position in Algeria. We’re forecasting another $20 to $30 million more than what we have already achieved on the pricing side. The major synergies now that will come through will be on the purchasing side in terms of coke and in terms of iron ore.

Lastly, going forward, clearly we still need to determine what we do in terms of expanding that facility as the overall capacity is 10 million tons. We’ve already decided to expand the iron ore mine. We need to decide what primary configuration in terms of flat and other things that we do.

There was a question on the mini mill side as well.

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Yes. If you look at our mini mill configuration, it is 40% to 50% of our DRI production is coming out of long term price contracts or the low price contracts. They are part of a captive supplies to our mini mills. There, we do not think there is any need to shift from DRI to scrap. But, in case of Mexico, where we have the market rate and the Mexican government has announced some different formula for the gas pricing-- there we are subjected to higher gas price relative to long term price contracts. This is one area where we have high price contracts. In case of Canada, we have shut down the DRI facilities, and we are using DRI produced out of Trinidad where we have a long term price contract. We have the flexibility to change. Like, in Canada, we have done it. In Mexico, we cannot have such a large production replaced by scrap. So, there, we are very efficient. DRI plant were one of the most efficient DRI plant in the world with [inaudible] technology. That’s where we are subjected to high gas prices.

Michael Shillaker - Credit Suisse First Boston - Analyst

That’s very useful. Thank you very much.

Operator

Your next question comes from the line of Michael [Gambardella] of JP Morgan. Please proceed.

Michael Gambardella - JP Morgan - Analyst

Yes. Good morning. Can you hear me?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Yes, Michael.

Michael Gambardella - JP Morgan - Analyst

Okay. Just a follow-up question to the previous caller. I thought that the natural gas in Mexico is subsidized by the government for industrial users. Is that included in what you call hedged or not?

Aditya Mittal - Mittal Steel - President, CFO

We don’t include that as part of our hedging.

Michael Gambardella - JP Morgan - Analyst

Okay. But, it is subsidized. Is that correct?

Aditya Mittal - Mittal Steel - President, CFO

It’s lower than NYMEX. I don’t think it’s subsidized because their cost is much lower. In the sense that in Europe, gas costs are actually lower than what we have in Mexico.

Michael Gambardella - JP Morgan - Analyst

Right. But, before the spike in gas prices in the U.S., the Mexicans would price at the U.S. border price, and then they started to subsidize it.

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Aditya Mittal - Mittal Steel - President, CFO

That’s absolutely right.

Michael Gambardella - JP Morgan - Analyst

And, then, with your iron ore in terms of what you consider self sufficient in terms of the iron ore calculation, do you include the long term contract you have with Cleveland-Cliffs in North America?

Aditya Mittal - Mittal Steel - President, CFO

Yes, we do.

Michael Gambardella - JP Morgan - Analyst

As part of the self sufficiency?

Aditya Mittal - Mittal Steel - President, CFO

Yes. The long term strategic contracts are part of that.

Michael Gambardella - JP Morgan - Analyst

Okay. And, how much of a discount was the pellet cost that you received in North America from Cliffs last year versus the international price? I had heard that the international price was up about 80%, and the Cliffs pellet price was only up about 22%.

Aditya Mittal - Mittal Steel - President, CFO

Mike, I cannot specifically comment on that contract. Historically, we have outlined the general terms of that contract, which I can do again. Basically, it’s a long term contract, and the contract was entered into as we transferred our ownership of our mines to Cliffs. Historically, as you know better than me, we still had cost-plus contracts. Now the contract is primarily market based in the three variables. One-third either the [inaudible] price. Second is the PPI rates in the United States. The third is the general iron ore price movement. So, obviously, some of it is captured, but depending on what happens in terms of offload prices or PPI prices, the iron ore price changes.

Michael Gambardella - JP Morgan - Analyst

Okay. And, then, you mentioned in the fourth quarter you had a one-time hit of $19 million for the Ukrainian purchase in terms of the purchase accounting. Did you put that one-time hit in cost of goods sold?

Aditya Mittal - Mittal Steel - President, CFO

Yes; that’s in cost of goods sold.

Michael Gambardella - JP Morgan - Analyst

Were there any other one-time charges to earnings in the fourth quarter?

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Aditya Mittal - Mittal Steel - President, CFO

The big one was the $52 million, which was there in the U.S. So, if you were to add back $52 and $19, then clearly our operating income is significantly higher than the numbers reported. In the U.S., Michael, if you remember, after we closed the acquisition of ISG, ISG and Inland used to still operate as two separate legal entities. So, when we did the merger, we had to conform accounting principles. Primarily ISG was LIFO, and Inland was FIFO. Since ISG was the ultimate entity, Inland had to change from FIFO to LIFO, and that was the $52 million charge.

Michael Gambardella - JP Morgan - Analyst

Are there any other one-time hits associated with all these acquisitions, or do you just consider them kind of normal course of business since you do so many acquisitions?

Aditya Mittal - Mittal Steel - President, CFO

We don’t-- This we consider normally as normal part of business. It clearly is purchase accounting, which we did when we closed ISG. There are no other impacts as such going forward.

Michael Gambardella - JP Morgan - Analyst

Okay.

Aditya Mittal - Mittal Steel - President, CFO

But, you do have impacts, like, in Ukraine. Our operational EBITDA is higher. That was the point I was trying to make on the call. As export unit has increased volumes, a lot of the material gets stuck in transit. So, because of revenue recognition, that’s not part of your revenue. That effect might be there in January as well as a little bit in February going forward in the first quarter. But, once you have normalized the shipment profile of the acquired entity and the market in which it’s selling, such issues are not there in terms of earnings profile. As we’re concerned, that’s not a one-time item. That’s not unusual, so we don’t even highlight it.

Michael Gambardella - JP Morgan - Analyst

And then depreciation in the quarter was much higher sequentially, even I think when you account for the Ukraine acquisition. Can you account for that?

Aditya Mittal - Mittal Steel - President, CFO

Depreciation primarily was because of Kryvorizhstal was $19 million higher. And, then, we had higher depreciation in ISG by 14 and 7 in Kazakhstan.

Michael Gambardella - JP Morgan - Analyst

Okay. And, then, final question. On the Arcelor transaction that you’ve talked about, I think I’ve heard you say that you expect to close the transaction by midyear. Can you talk about what gives you the confidence that you can have the ability to complete that?

Aditya Mittal - Mittal Steel - President, CFO

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Sure. We have submitted-- We actually submitted to the regulators on the 27th of January draft offering prospectuses. We then submitted final offering prospectuses about ten days ago to the three regulators who are actively looking after the transaction, primarily the Belgian authorities, the Spanish authorities and the Luxemburg authorities. We expect them to review and make this offer effective soon. And then after that, the offer will become open to all shareholders; and there would be a timeline between, let’s say, 40 to 60 days. If you look at that whole process, we should be able to close in second quarter 2006.

Michael Gambardella - JP Morgan - Analyst

Okay. Well, congratulations with the progress you’ve made, and good luck going forward.

Operator

Your next question comes from the line of Aldo Mazzaferro of Goldman Sachs. Please proceed.

Aldo Mazzaferro - Goldman Sachs - Analyst

Hi. Good afternoon. My question is a little bit specific on your guidance, Aditya. When you mentioned that the costs would be higher, you identified natural gas. I’m wondering if that statement about costs being higher would also be after what I would think would be a positive impact from the higher volume. Would you say it’s correct to say profit per ton overall then would be lower in the first quarter?

Aditya Mittal - Mittal Steel - President, CFO

Yes. Aldo, you’re right. I think the cost per ton may not be marginally higher; the overall cost position is marginally higher. We are suggesting that the operating profit per ton should be flat in the first quarter 2006, which means that you could deduct that the operating income could be higher, close to the amount of shipments, apart from the natural gas impact.

Aldo Mazzaferro - Goldman Sachs - Analyst

Right. So, it natural gas would be the negative, partly offset by better volume.

Aditya Mittal - Mittal Steel - President, CFO

Yes.

Aldo Mazzaferro - Goldman Sachs - Analyst

I wanted to ask Mr. Mittal also a question about the acquisition strategy. I kind of have been hearing a lot of comments. Everyone seems to think that completing the Arcelor acquisition would lead to a major thrust of acquisitions around the world as people attempt to match you in size. But, I’m wondering whether you think there’s also a possibility that the world may just come to accept the dominance of Mittal Steel and could actually consequently result in much slower pace of acquisitions going forward.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

I don’t think that the dominant issue is the consolidation issue. We have both said-- Arcelor and us have all the time been saying that there should be major players in the range of 100 million tons, plus or minus. We have taken this move forward. We have announced this merger. I’m sure that this will accelerate the pace of consolidation because the companies which are behind us will have to think their strategy of consolidation. My sense is that this will accelerate the consolidation, and this will bring better sustainability to the steel industry.

Aditya Mittal - Mittal Steel - President, CFO

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Could I just add as to why we believe the other steel companies need to react. If you look at the steel industry, it’s moving from the strategy of price differentiation to product differentiation very quickly, especially in the value add segment. By being three times larger than the next competitor, every dollar we spend on research and development and process innovation takes us three times further than the next competitor, which means that over time, theoretically, you should expect that the other competitors will begin to fall behind in terms of the amount they can spend in research and development and process innovation. If it means we’re doing an efficient job, that means we’ll be growing our market share, which leaves them in a position in which they need to consolidate and catch up. I do believe that it would be difficult to imagine a scenario in which we remain at three times larger than the next competitor, even though that would be a favorable situation as far as we are concerned.

Aldo Mazzaferro - Goldman Sachs - Analyst

Right. One final follow up, if I could. In your press release, you mentioned the Senegal iron ore deposit that you’re interested in. Could you expand a little bit about what the potential size of that mine could be in terms of production?

Aditya Mittal - Mittal Steel - President, CFO

Sure. We have signed an MoU to explore the development of the Faleme region, which has about 700 million tons of iron ore. The one that we are moving forward on is Liberia, where the actual mining rights have been transferred to us, and we have people on the ground. We actually hired a chief executive, also, two months ago. The whole team is working to begin the investment. That’s a 900 million ton high grade iron ore deposit. The initial assessment has been very positive in terms of the railway infrastructure. A lot of the railway infrastructure is still there. The port is better than we envisioned it to be, and therefore we’re very excited about the prospects of Liberia. Senegal is still work in progress, and once the exploration is complete, we’ll have more updates.

Aldo Mazzaferro - Goldman Sachs - Analyst

Okay. Thank you.

Operator

Your next question comes from the line of Charles Bradford of Bradford Research. Please proceed.

Charles Bradford - Bradford Research - Analyst

Good afternoon. Could you first go through the tax situation and how you came up with the very low tax rate for the quarter?

Aditya Mittal - Mittal Steel - President, CFO

Sure. In terms of the tax situation, as we talked about, it’s primarily achieved because of release of valuation allowances and one-time tax credits at various facilities that we had. That’s primarily why we have a lower tax rate. We forecast that the tax rate would normalize as we go forward in 2006.

Charles Bradford - Bradford Research - Analyst

Okay. Can you also talk a bit about a couple of press stories. One has you buying CSN in Brazil. Another one has you offering to buy China Steel of Taiwan. Are these investment banker generated stories, or is there any smoke?

Aditya Mittal - Mittal Steel - President, CFO

We normally don’t talk about such stories. The policy has been no comment on such acquisitions or rumors.

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Charles Bradford - Bradford Research - Analyst

Okay. Thank you.

Operator

Your next question comes from the line of Raj Palmer of Pacific Continental Securities. Please proceed. [OPERATOR INSTRUCTIONS]. Our next question comes from the line of Scott Hudson of Morgan Stanley. Please proceed. [OPERATOR INSTRUCTIONS].

Aditya Mittal - Mittal Steel - President, CFO

Shall we move on to the next question?

Operator

[OPERATOR INSTRUCTIONS]. Your next question comes from the line of Daniel Altman of Bear Stearns. Please proceed.

Daniel Altman - Bear Stearns - Analyst

Hi. Thanks. Three questions for you. Firstly, the shipments from Kazakhstan down quite a bit sequentially. I noticed that you’re looking for flat shipments for that segment next quarter, or first quarter. I’m just wondering if you’ve lost market share in China and if you’re concerned about having lost - maybe permanently lost - market there to new production. The second question is related to your Mexican business. There’s a story that [EMSA] Mexico may put itself up for sale. I know they’re your biggest customer from your Mexican business. I wonder if you’re concerned if there was a change of ownership at EMSA to a company that had their own slab supply. My third question is just a question on the last page of your press release. The operating income numbers for Europe and Asia/Africa - there seems to be a missing number in terms of reconciling to operating income from the numbers that are here, adding back depreciation-- or subtracting depreciation. I’m just wondering if there’s another line item that we need to get to the operating income number. Thank you.

Aditya Mittal - Mittal Steel - President, CFO

Sure. I’ll start with the last question, and then we’ll move-- make our way up. In terms of the-- You’re right. If you look at page 16 of the press release, last appendix, the depreciation charges in Europe and Asia/Africa include corporate reallocation of depreciation. For Europe, that’s $38 million, and for Asia/Africa it’s $7 within the year, which is not considered in determining the regional fourth quarter operating income. So, another way of looking at it is if you deduct from the $87 million, $38, and from Asia/Africa, the $7, getting to $50, the columns will tally. You could argue there could have been an elimination column. It’s just a presentation issue more than anything else. The operating income numbers are accurate for the businesses - Americas, Europe, Asia/Africa - totaling to the operating income for the whole Group.

In terms of the slab situation and EMSA--

Lakshmi Mittal - Mittal Steel - Chairman, CEO

We continue to be [inaudible], irrespective of the changes in the ownership. We are the largest domestic supply to EMSA, and we have developed this relation of not only supplier and buyer, but we have developed a relation in participating in their product development and supplying them value-added product slab on just-in-time basis based on their basically weekly or daily requirements. I’m confident despite of changes in the EMSA ownership, if there are any, we will continue to be the supplier to EMSA. [inaudible]?

Unidentified Company Representative

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Yes. No; we have not lost our market share in China in terms of the supplies from Kazakhstan. As you know, in the last quarter of 2005, the demand from China was much less. The pricing did not meet the other areas to which we could supply the steel. So, we took Taiwan from China and went to the other markets, which gave us a better return.

Aditya Mittal - Mittal Steel - President, CFO

It’s a pricing issue in terms of supply to China; it’s not a market share issue.

Daniel Altman - Bear Stearns - Analyst

Okay. Thanks very much.

Operator

Your next question comes from the line of Vincent Lepine of Exane BNP Paribas. Please proceed.

Vincent Lepine - Exane BNP Paribas - Analyst

Good afternoon, gentlemen. I hope you can hear me.

Aditya Mittal - Mittal Steel - President, CFO

Yes; we can. Good afternoon.

Vincent Lepine - Exane BNP Paribas - Analyst

I have three questions, if I may; the first one on your U.S. results. I was wondering whether that included a redundancy charge for the 800 workers that were made redundant at Weirton. The second question on prices in Europe in Q1. I was wondering what made you think they would not increase. At least in western Europe, we certain hope for some increase in prices. It seems that it’s not what you expect for eastern Europe. I wondered if you could comment a bit on this. The last question-- I got used to numbered guidance from your part from quarter to the other. I was wondering what refrained you from putting at least a range on your guidance for Q1. Thank you.

Aditya Mittal - Mittal Steel - President, CFO

In terms of the 800 volunteer retirement program that we have going at Weirton, that’s a first quarter issue. It is being provided for in the accounts. We will address it for the first quarter. Most probably, it will be an opening balance sheet item. It’s something that was under consideration when we looked at the Company - that it may be a provision of the opening balance sheet in terms of purchase accounting.

In terms of your second question - costs in Europe - the prices in Europe in the first quarter. We expect price increases in Europe, and we do believe that some of that-- you will see that more in the second quarter. There could be marginal price increases in Europe as well in the first quarter in terms of our results. But, primary impact should be in the second quarter. So, from a market forecast perspective, we’re no different than what you’re suggesting.

Our guidances in some sort of a range because we are suggesting higher operating income, increase in shipments of 10% and costs to be marginally higher, it primarily does not show that. So, there is a little bit of range in that estimate, which Aldo asked earlier about as well.

Vincent Lepine - Exane BNP Paribas - Analyst

Thank you.

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Operator

Your next question comes from the line of Michael Sones of [Mittal Steel]. Please proceed.

Michael Sones - ABN-AMRO - Analyst

I don’t believe I’m of Mittal Steel. I’m from ABN-AMRO. Just a follow up on Arcelor - at your very clear statements that you won’t be considering raising your offer. If Arcelor was obviously a UK company, that would be that, and the takeover panel’s no-increase statements mean you’d be prohibited, and we’d have an end to it. Can you tell me; is there any Luxemburg or European law or precedent or voluntarily code like the UK’s takeover panel that now prohibits you from raising your offer, if you were to change your view going forward, perhaps if shareholders ask for it?

Aditya Mittal - Mittal Steel - President, CFO

There is no law that we are aware of.

Michael Sones - ABN-AMRO - Analyst

Thank you.

Operator

Your next question comes from the line of Luc Pez of SG Securities.

Luc Pez - Societe Generale - Analyst

Hi, sir. Can you hear me?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Yes; we can hear you.

Luc Pez - Societe Generale - Analyst

Okay. Thank you. I just wanted to add some quick follow-up questions with regards to Kryvorizhstal; perhaps if you could emphasize on the possible implication of recent natural gas renegotiation and your flexibility there. I would appreciate if you could perhaps emphasize a bit on these issues. Thank you.

Unidentified Company Representative

Having seen the increase in the natural gas prices, we definitely look to the operating practices which we have in Kryvorizhstal, more in keeping with the global knowledge which we have on balancing our energy needs for buying different energy in ports like coke, coal, gas, electricity. And, on the basis of that, over the first part itself, we have been able to reduce our gas consumption by more than 20%.

Luc Pez - Societe Generale - Analyst

Thank you.

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Operator

Your next question comes from the line of Douglas [Kribbel] of JP Morgan. Please proceed.

Douglas Kribbel - JP Morgan - Analyst

Hello. I’ve got three questions about your debt, please. First, I’m wondering if you expect that you might issue any bonds this year. I’m also wondering if you have a target for the percentage of your consolidated debt which you would like to have at the parent company as opposed to at subsidiaries. And, thirdly, if you would, please, elaborate on the terms of the refinancing of the $3 billion bridge for the Kryvorizhstal acquisition.

Aditya Mittal - Mittal Steel - President, CFO

Sure. At this point in time, we have no plans to issue any bonds. We are clearly moving to a centralized funding structure within the organization. As you can see, we’ve been retiring quite a lot of subsidiary debt. The new debt that we’ve been issuing has been at the corporate-- We intend to take that forward, and therefore you should not expect any more subsidiary borrowings or standalone subsidiary borrowings going forward. The existing subsidiary debt will basically get termed out and replaced by corporate debt. That will give you a sense of what’s the changing percentage on an annual basis.

In terms of the terms of the debt piece, I don’t think we’re publicly disclosing what the new bridge facility is. This is now rolled into a new bridge facility as part of the Arcelor transaction, and we’ve not come out with public disclosure on this. I’ll just wait ‘til the transaction closes, and we can talk about what the terms were.

Douglas Kribbel - JP Morgan - Analyst

And, when do you plan to publish your 20-F?

Aditya Mittal - Mittal Steel - President, CFO

We plan to publish it in the month of March.

Douglas Kribbel - JP Morgan - Analyst

Okay. Thank you.

Operator

Your next question comes from the line of Charles Spencer of Morgan Stanley. Please proceed.

Charles Spencer - Morgan Stanley - Analyst

Yes. Afternoon. Three questions, if I could. First, can you just quantify the sales tonnage to China in ’05 and how this has changed from ’04? Second, to come back to your guidance, can you just tell us whether this guidance of up EBIT Q-on-Q could be from your [inaudible] EBIT, adding back a number of these items that you referenced; or are you talking about your reported EBIT? And, then, lastly, could I just ask on the Arcelor bid; have any negotiations begun with the Arcelor management? Thank you.

Aditya Mittal - Mittal Steel - President, CFO

Sure. In terms of the guidance, you’re trying to pin me down on a number. I’m going to try and move away from that as much as I can. What we’re suggesting on that [inaudible] bit is that shipments are up 10%, prices are flat, and costs are higher by $70 million. Okay? That’s

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

what we’re suggesting on [inaudible]. You can do your own math, and I don’t really want to get too specific because the quarter’s not over. I don’t have a crystal ball in front of me. There are many factors [inaudible].

Charles Spencer - Morgan Stanley - Analyst

I’m sorry; it’s just to clarify. The [inaudible] bit would be adding back--

Aditya Mittal - Mittal Steel - President, CFO

$52 million.

Charles Spencer - Morgan Stanley - Analyst

Okay. Thank you. Yes.

Aditya Mittal - Mittal Steel - President, CFO

That’s what I mean by [inaudible] bit.

Charles Spencer - Morgan Stanley - Analyst

Right.

Aditya Mittal - Mittal Steel - President, CFO

Mr. Mukherjee will talk to you about 2004 sales into China versus 2004 [in Russia].

Malay Mukherjee - Mittal Steel - COO

Yes. Primarily our sales to China goes from Kazakhstan, although we do have sales from our-- some part of the sales from other units. But, between 2004 and 2005, the variation would be in the range of between 10% to 15%.

Aditya Mittal - Mittal Steel - President, CFO

In terms of discussions with Arcelor management, we have maintained and continue to maintain that we’re open to having a dialog with them to talk about the industrial plan, the strategic rationale of the transaction, board composition and management composition. Is that good responses, Chuck?

Charles Spencer - Morgan Stanley - Analyst

That’s very helpful. But, as of now, there’s been no dialog. Is that fair to say?

Aditya Mittal - Mittal Steel - President, CFO

Yes; that’s right.

Charles Spencer - Morgan Stanley - Analyst

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Okay. Thanks very much.

Operator

Your next question comes from the line of David Martin of Deutsche Bank. Please proceed.

David Martin - Deutsche Bank - Analyst

Yes; thanks. I had a few remaining open items. First of all, I wanted to come back to your comments in the question earlier about other investment opportunities, including those in Asia and China. I believe in late December you said-- excuse me. You issued a press release that noted you were talking with one particular Chinese company. I was wondering if you could first give us an update on the progress of these discussions.

Aditya Mittal - Mittal Steel - President, CFO

Sure. You want to put through your other questions? Let’s start with Asia and China. In terms of growth opportunities, we continue to see opportunities on a global basis. We remain interested to further strengthening our positioning and various locations. Clearly, a thrust area has been China. We confirmed that we were having discussions with [Baotao Steel]-- issued a release that they’re in discussions with us. We confirmed that. It is not our policy to really comment on ongoing discussions. I’d prefer not to give you an update on that. As and when there are new developments which are material, we will inform everyone accordingly.

David Martin - Deutsche Bank - Analyst

Okay. And then my other two questions would be, first of all, on the Americas business. Could you give us a little more color on the quarter-to-quarter volume improvement in the U.S., which I believe was up roughly 500,000 tons? Is this growth fairly balanced through the quarter, or was it weighted to any particular month? Was this service center business? Could you just generally give me a little more color on that? Secondly, could you comment on planned outages in 2006? I think somewhere I read that there’s an extended outage you have planned in South Africa. I wonder if there are any others.

Aditya Mittal - Mittal Steel - President, CFO

Sure.

Unidentified Company Representative

On the U.S. business, as you rightly pointed out, there was an increase in quarter four versus quarter three. This was over the entire range of the market segments. It was both through the service centers as well as on the contract businesses.

Aditya Mittal - Mittal Steel - President, CFO

I don’t have a monthly breakdown, but my recollection is that it was very flat over the quarter. Everyone was [facing] their volumes. No change from September to December of any material amount.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

And, on the planned outages, yes. We do have the plan for [inaudible]. But, since these are all planned outages, it will not be affecting the shipments from our South African operations.

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Aditya Mittal - Mittal Steel - President, CFO

We’ll be building [inaudible] ahead of the [re-align] schedule. The overall shipments should not have an impact.

David Martin - Deutsche Bank - Analyst

Okay. Any others elsewhere?

Unidentified Company Representative

No. No major outages.

Aditya Mittal - Mittal Steel - President, CFO

There are no others. There could be some working capital impacts with our South African subsidiary. As we expect, the re-aligning to go smoothly, we do not forecast any other impact to the P&L account.

David Martin - Deutsche Bank - Analyst

Okay. Thank you much.

Operator

Your next question comes from the line of Luc Pez of SG Securities. Please proceed.

Luc Pez - Societe Generale - Analyst

Hello, again. I just wanted to ask you to comment on reports that you could be interested in GSW in Poland and with regards to some kind of a position, which were highlighted by the States? Could you perhaps comment a bit on that? Thank you.

Aditya Mittal - Mittal Steel - President, CFO

We normally don’t like to speculate on specific acquisition targets. That’s very market sensitive information. What I can tell you is that we remain interested in coal assets on a global basis, as long as they are in low cost economies and they create a synergistic potential within our existing facilities. Historically, Europe has been very sensitive on coal industries for various reasons. You might know that sentiment is reflected in other parts of Europe as well.

Luc Pez - Societe Generale - Analyst

Thank you.

Operator

Your final question comes from the line of Johan Rhode of Deutsche Bank. Please proceed.

Johan Rhode - Deutsche Bank - Analyst

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Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

Thank you. I just had a couple of follow-up questions. Perhaps I can just fire away. With regard to the Arcelor transaction, is there a specific break fee payable on Defasco to [inaudible] if you were to break up discussions with Arcelor; or if you considered keeping its assets? Could you perhaps the relative cash valuation merits of having iron ore assets in Canada up and running versus a green field [enlistment] in Liberia?

Aditya Mittal - Mittal Steel - President, CFO

In terms of the break up fee, there is not break up fee. [inaudible]. The agreement’s very simple. We have a binding agreement to sell Defasco for C$68 per share. The profits which are accrued in the interim period accrue to the merged entity. To the extent that Arcelor has injected any funds into Defasco for payment of a break up fee or anything like that, that would be reimbursed by DK.

In terms of the cash valuation between up and running and green field, I think you need to first-- While I can help you with the modeling, I’m not going to try and give it to you. I’m not going to comment on what’s happening in [inaudible] rather than what’s on the market. We are projecting 15 million tons of ore shipment from Liberia in two to three years from now at a capital investment cost which is, let’s say, less than $900 million. We continuously are seeing positive signs that the number is lower than $900 million. That’s very high grade iron ore costs. You can see what CVRD and other mining companies are doing in terms of such mining assets in places like west Africa or Brazil.

In terms of QCM, that’s a high cost mine. It’s in northern Canada and Labrador. The pelletizer is also away from it. We have a double handling situation. Historically, QCM has been losing money while the other iron ore companies have been making money, even when the price environment has not been so rich. Strategically, it’s very different. I think once the mine is up and running from a cash flow perspective also, it’s fundamentally different from something in Canada.

Johan Rhode - Deutsche Bank - Analyst

Can I just ask one final question? In terms of statements that you made on the 6th of February in terms of winding up the shareholders if you don’t achieve a 50% majority. You mentioned a different pricing structure to get that done. Can you perhaps talk us through the mechanics of that?

Aditya Mittal - Mittal Steel - President, CFO

I think that’s a little bit of a misquote. What we have said is that we will look to acquire the remaining stocks, and there are various options available to us. We could do another offer. We could do a merger. Or, we could look at other mechanisms which are allowed by the various regulators. So, from our standpoint, we are under no obligation to do another tender or to do merger. It’s our option; we could or we could not.

In terms of-- I just wanted to make one more point on Liberia versus QCM. Liberia also has 900 million tons of reserves, which is significantly higher than what I understand are the reserves at QCM.

Johan Rhode - Deutsche Bank - Analyst

Good. Thanks very much, and good luck with the offer.

Operator

At this time, gentlemen, I’m showing no further questions. I’ll hand the call over to management for closing remarks.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Thank you for participating. I look forward to talk to you next quarter. Thank you. Good-bye.

Operator

Once again, ladies and gentlemen, we thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

FINAL TRANSCRIPT

Feb. 15. 2006 / 3:30PM, MT - Q4 2005 Mittal Steel Company Earnings Conference Call

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